[Scott Bennett Letterhead]

September 27, 2007

By FedEx

Mr. Daniel Morris, Attorney Advisor

Mail Stop 3561 – (202) 551-3314

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The McGraw-Hill Companies, Inc.

Schedule 14A (Filed March 20, 2007)

File No. 001-01023

Dear Mr. Morris:

On behalf of The McGraw-Hill Companies, Inc. (the “Company”), I am submitting the Company’s response to the comment letter, dated August 21, 2007, from the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Harold McGraw III, the Company’s Chairman, President and Chief Executive Officer. For the Staff’s convenience, I have included the full text of each comment, followed by the Company’s response. In future proxy materials, the Company intends to supplement its disclosure to include information consistent with the responses set forth below.

Committees of the Board of Directors, page 15

1.	Please revise the fifth-to-last bullet on page 15 to describe the material elements of the procedures, as set forth in the bylaws, by which shareholders may submit director nominees for consideration by the board. Refer to Item 407(c)(2)(ii) of Regulation S-K.

In future proxy materials, the Company will expand its disclosure to more fully describe the procedural requirements of its By-Laws for shareholder nominations of Directors. In general, a shareholder wishing to nominate a Director at an annual meeting must deliver written notice of the nomination to the Company’s Secretary no earlier than 120 days and no later than 90 days prior to the first anniversary of the preceding year’s annual meeting. The notice must: (a) set forth the name and address of the nominating shareholder, the number of shares owned by such shareholder, and any other information relating to such shareholder that would be required to be disclosed in a proxy statement in connection with a contested election for Directors pursuant to Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”); (b) set forth all information relating to the Director nominee that would be required to be disclosed in a proxy statement in connection with a contested election for Directors pursuant to Section 14 of the Exchange Act (including such person’s consent to being named as a nominee and to serving as a Director if elected), and a description of all compensation and other material relationships between the nominating shareholder and the Director nominee; and (c) include a completed questionnaire, representation and agreement signed by the Director nominee, copies of which may be obtained from the Company’s Secretary.

Process and Procedures for Determining Executive Compensation, page 17

2.	Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

In future proxy materials, the Company will expand its discussion of the functions performed by the Compensation Committee’s consultant to address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. The consultant to the Committee (currently Frederic W. Cook & Co. (the “Cook firm”)) works solely for the company’s Compensation Committee. It provides no other executive compensation consulting or other services to the Company or its management. The Cook firm works in cooperation with Company management on matters that come before the Committee but always in its capacity as the Committee’s independent advisor and representative. The Committee has entered into a consulting agreement with the Cook firm that specifies the nature and scope of its responsibilities, which include: (1) reviewing Committee agendas and supporting materials in advance of each meeting, and raising questions or issues with management and the Committee Chair as appropriate; (2) at the Committee’s instigation, working with management on major proposals in advance of finalization by, and presentation to, the Committee; (3) reviewing drafts of the Company’s

Compensation Discussion and Analysis and the Compensation Committee Report and related tables for inclusion in the Company’s Proxy Statement each year; (4) evaluating the chosen compensation peer group and survey data for competitive comparisons; (5) reviewing comparative data on the compensation of the Chief Executive Officer (“CEO”) and providing independent review and recommendations on the CEO’s compensation to the Committee Chair; and (6) proactively advising the Committee on best practices for Board governance of executive compensation.

Transactions with Related Persons, page 22

3.	We note your definition of the term “related persons”. Please revise your definition to include security holders covered by Item 403(a) of Regulation S-K. Refer to Instruction 1.b.i. of Item 404(a) of Regulation S-K.

In future proxy materials, the Company will clarify its definition of “related persons” in this section by specifically referencing persons known by the Company to be beneficial owners of more than five percent of the Company’s voting securities.

Compensation Discussion and Analysis, page 24

4.	Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, analyze how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on page 28 of how your stock option awards were determined. In this regard, although your disclosure provides some general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

In future proxy materials, the Company will provide an expanded analysis of how it determines the compensation levels of the named executive officers along the following lines. Each fiscal year, the Company’s CEO and its Compensation

Committee review third-party survey data compiled by nationally recognized compensation consultants such as Towers Perrin and the Hay Group to gather competitive benchmark data for executive base salaries, annual incentive payments and long-term equity incentive awards. The Company’s salary ranges and equity incentive grant guidelines are designed to be competitive with the marketplace.

Each November, the CEO reviews the named executives’ current year compensation amounts, individual performance and contributions, business financial results, and competitive survey data in order to establish his compensation recommendations for the named executives for the following year. Based on the CEO’s assessment of each named executive’s current year individual performance and the annual base salary merit increase guidelines established by the Compensation Committee, the CEO determines his recommendations for base salary adjustments for the named executives for the following year. The CEO also reviews the named executives’ current year equity grants and, based on his assessment of the above-referenced factors, determines his recommendations for the named executives’ equity grant values for the following year.

Each December, the CEO reviews his recommendations for annual base salary adjustments and long-term equity grants for the other named executives with the Compensation Committee and shares his rationale for such recommendations. The recommendations are subject to the Committee’s final approval. The Committee approves the CEO’s recommendations for the other named executives if it agrees with his assessment of each individual’s performance and contribution. Each December, the Committee also sets the CEO’s annual base salary adjustment and long-term equity grant for the following year. These decisions are made in executive session with input from the Committee’s external compensation consultant but not from management.

Each February, the funding for the annual incentive pool is determined based on the achievement by the Company of the financial performance goals established by the Compensation Committee for the prior year’s incentive program. Once the pool funding is determined, the CEO reviews the prior year annual incentive payments for the named executives and, based on his assessment of their individual performance and contributions for the prior year, he determines his recommendations for the incentive payment for each named executive. These recommendations are then reviewed by the Compensation Committee at its February meeting, and are subject to the Committee’s final approval. Each February, the Committee also determines the CEO’s annual incentive payment. This decision is made in executive session, with input from the Committee’s external compensation consultant but not from management.

In order to assure deductibility of the annual incentive compensation paid to the named executive officers, the maximum amount of a named executive officer’s compensation is also limited by the performance goals established pursuant to the Company’s Key Executive Short-Term Incentive Compensation Plan.

5.	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

As described in response to comment 4 above, the CEO recommends the amount and type of compensation for the named executive officers after considering business and individual performance. In particular, the CEO reviews the Company’s financial performance, including earnings per share growth, net operating income growth, revenue growth and other criteria. He reviews the individual achievements and contributions of the named executives in terms of the performance criteria established for the Company and its business operations for the applicable plan year, and he factors in his expectations for the named executives for the applicable plan year.

Elements and Key Design Aspects, page 25

6.	You have indicated that your compensation levels are based on a survey of market data “from various third-party survey sources.” Please identify the specific benchmark companies for each named executive officer. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

In assessing the competitiveness of the Company’s compensation program, the Compensation Committee utilizes third-party survey data compiled by nationally recognized consulting firms such as Towers Perrin and the Hay Group. In the case of Towers Perrin, the 2006 competitive benchmark compensation data was derived from the Towers Perrin 2006 U.S. CDB (Compensation Data Bank) Media Industry Executive Compensation Survey. Attached as Exhibit A hereto is a list of the companies that participated in the survey.

It is the Company’s understanding that the compensation data compiled by Towers Perrin for this survey (as well as data complied by other firms for similar surveys) is based upon confidential information submitted by survey participants. Much of this data reflects salary levels or incentive awards that have not yet been publicly disclosed or executive positions that are not subject to proxy statement disclosure (e.g., executive positions at subsidiary companies, non-public U.S. companies or non-U.S. owned companies). Additionally, the survey participants typically do not report compensation data for each covered position because certain positions may be vacant when the data is compiled or their organizational structures do not include all of the covered positions. As a result, the compensation data for certain covered positions only reflect subsets of the companies participating in the survey.

The consulting firms that compile the survey data have advised the Company that, for confidentiality and antitrust protection reasons, they will not identify the specific companies whose compensation data is reported for each covered position. The only information provided to the Company is the total number of companies that submitted data for each position. The Company is therefore unable to identify the specific benchmark companies utilized for purposes of establishing the compensation levels for each named executive officer.

With respect to the targeted percentile ranges for each named executive officer, the third-party survey data utilized by the Compensation Committee, by necessity, reflects prior year data (or in some cases, two year old data). Therefore, the Committee does not know, with certainty, whether the compensation levels it sets for any fiscal year are within a targeted percentile range. Moreover, the actual compensation paid to a named executive officer in any fiscal year is a function of both the applicable short-term and long-term targets set by the Compensation Committee and the Company’s actual performance during the applicable fiscal year(s).

7.	Please disclose the proper names of the various incentive plans and performance programs discussed. Including this disclosure at the beginning of your Compensation Discussion and Analysis may make it easier to understand your subsequent disclosure in which the proper names of the plans and programs frequently appear.

In future proxy materials, the Company will include the full names of the various incentive plans and performance programs at the beginning of its Compensation Discussion and Analysis. Annual cash incentives are provided under the Key Executive Short-Term Incentive Compensation Plan, and long-term stock based incentives in the form of restricted performance shares and options are provided under the 2002 Stock Incentive Plan.

Annual Incentives, page 26

8.	We note your reference to “target pools” in the first paragraph of this section. Please clarify how the merit increase budget is divided between the incentive pools.

In future proxy materials, the Company will clarify how the merit increase budget is divided between the incentive pools. Each year, a base salary merit increase budget (expressed as a percentage of base salaries) is established for each of the Company’s business segments and for its corporate operations. The average of these merit budget percentages is used to adjust the annual incentive target pool for each business segment and for corporate operations by multiplying the applicable target pool dollar amount by the average merit budget percentage so that the incentive pool amount grows in concert with the annual merit pool budget amounts. For example, the annual target incentive pool for the Company’s corporate operations in 2006 was adjusted for headcount changes that occurred in 2005 and multiplied by a factor of 3.54% which represented the 2006 average merit budget percentage for the Company’s business segments and for its corporate operations. A similar process was followed to establish the annual incentive pools for the individual business segments.

9.	Your disclosure in the first paragraph indicates that in certain circumstances executives may exceed “100% of the pool dollars.” Please revise your disclosure to explain how the company funds incentive payments that exceed 100% of pool dollars.

In future proxy materials, the Company will expand its disclosure to explain how incentive payments that exceed 100% of pool dollars are funded. For example, the goal established by the Compensation Committee for the Company’s corporate operations for 2006 was based on growth in earnings per share over the prior year. 0% growth would result in zero funding, with 10% growth generating 100% funding of the pool. The pool is earned on a straight line basis from 0% to 10% (e.g., 5% growth would generate 50% pool funding). For growth in excess of 10% and up to a maximum of 15% growth, the pool funds up to a maximum of 200% as follows:

Growth	Funding
11%	120%
12%	140%
13%	160%
14%	180%
15%	200%

The Company does not segregate any funds for purposes of the incentive pools under the Key Executive Short-Term Incentive Compensation Plan. Following the conclusion of the applicable performance period, all payments made under the plan are funded from the Company’s operating cash flow. As noted above, the payments to the named executive officers are limited to the maximum amounts derived from the performance-based formulas under the plan.

10.	In the third paragraph of this section, you state that your 2006 diluted earnings per share “were adjusted for incentive compensation purposes.” Please explain how and why this adjustment was made. In addition, please disclose the effect of this re-definition on each element of compensation linked to this metric (i.e., did it cause more executives to qualify for bonuses, and therefore increase the amounts paid by the company in incentive compensation?). As an additional matter, please discuss whether the earnings per share definition will be, or has been, redefined again in 2007.

The Company will expand the disclosure in its 2008 proxy materials regarding any adjustments made to diluted earnings per share for incentive compensation purposes. Each year, the Compensation Committee establishes a definition of earnings per share to be used for determining the achievement of diluted earnings per share growth goals for the Key Executive Short-Term Incentive Compensation Plan. The Committee will exclude an identified item from the definition of earnings per share if it represents a one time item that does not have an effect on the Company’s ongoing operations. For the 2006 performance year, earnings per share were defined as diluted earnings per share as shown on the Consolidated Statement of Income in the Company’s Annual Report adjusted, at the discretion of the Committee, to exclude all or a portion of the positive or negative effects of the following items: (1) discontinued operations, (2) extraordinary items and any other unusual or non-recurring items, including restructurings, (3) changes in accounting principles, (4) acquisitions or divestitures, (5) changes in federal corporate tax rates, and (6) any other item of gain or loss as determined by the Committee.

In accordance with the approved 2006 definition of earnings per share, the expense impact realized in 2006 for the elimination of the stock option restoration feature and the expense impact of restructuring expenses recognized in the third and fourth quarters of 2006 were excluded from the determination of 2006 earnings per share for purposes of funding the 2006 annual incentive pool. These adjustments increased the 2006 pool amount by excluding the negative impact of the unplanned expense associated with the elimination of the restoration stock option feature and the restructuring expenses. The adjustments made in 2006 did not cause more executives to qualify for bonuses, but they did increase the amount of incentive compensation paid by the Company.

For purposes of the 2007 annual incentive compensation under the Key Executive Short-Term Incentive Compensation Plan, the same 2006 definition of earnings per share was approved for use again in 2007.

11.	We note the second-to-last sentence of this section. Please more fully address the discretion exercised by the CEO and the compensation committee with respect to the annual incentive program and other elements of the executive compensation program. For instance, when the company fails to meet earnings per share growth targets may the Committee, in its discretion, still choose to award equity or bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the CEO and Compensation Committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

In its 2008 proxy materials, the Company will more fully address the discretion exercised by the Compensation Committee in making annual or long-term stock-based incentive payments under the Company’s executive compensation plans. Although the CEO can make compensation recommendations for the other named executive officers, any discretion regarding the compensation of these executives is exercised solely by the Compensation Committee. The Committee believes that the achievement of applicable performance goals is a requirement for the payment of annual incentives and stock-based awards. If the Company fails to meet the minimum earnings per share growth targets established by the Committee, the Committee would not exercise positive discretion to make any annual or stock-based incentive payments under the Company’s compensation program, except in extraordinary circumstances. Additionally, the Committee would not exercise positive discretion to make annual incentive payments or stock-based awards that are in excess of the payment or vesting schedule pre-established by the Committee for the applicable performance period. Although unlikely, the Committee could, in its sole discretion, determine not to make incentive payments or equity awards if the applicable performance criteria are achieved. The Committee may, however, exercise negative discretion to reduce incentive payments or equity awards by excluding items of non-recurring special gain or income from the calculation of earnings per share for incentive compensation purposes (please see response to comment 10 above).

Restricted Performance Shares, page 27

12.	We note your disclosure in the first paragraph of this section. Please disclose the partial vesting scale for earnings growth between 5% and 10%. Further, if earnings lag below 5% per year are shares awarded necessarily forfeited or is forfeiture at the Committee’s discretion. Refer to Item 402(b)(2)(vi) of Regulation S-K.

In future proxy materials, the Company will disclose the partial vesting scale for earnings growth between 5% and 15% under the restricted performance share award program. If cumulative earnings growth is 5% or less over the award period, no shares are awarded. The vesting scale is as follows:

Three-Year Cumulative EPS Growth	Payment
5% and below	0%
6%	20%
7%	40%
8%	60%
9%	80%
10%	100%
11%	120%
12%	140%
13%	160%
14%	180%
15%	200%

Stock Options, page 28

13.	We note the factors considered in your selection of the grant date on page 28. We also note from your Grants of Plan Based Awards Table that you granted certain options in March 2006. Please describe the circumstances under which options may be granted on a grant date other than the first business day of April. In addition, please disclose whether equity may be granted at times when the board or committee is in possession of material non-public information. Refer to Section II.A of Commission Release 33-8732A.

In its 2008 proxy materials, the Company will disclose the circumstances under which options may be granted on a date other than the first business day of April. In addition to the annual grant date in April, stock options may be awarded on the first business day of each month from May through October to newly hired employees and to existing employees who receive promotions to a higher level position. In each case, the effective date of the grant is the first business day of the month following the employee’s hire or promotion date, unless such date falls on the first day of the month. In this case, the grant date will be the employee’s hire or promotion date. In all cases, the Company follows a fixed, forward-looking grant schedule that is applied consistently to all grants.

The options granted by the Company in March 2006 as reflected in the “Grants of Plan-Based Awards Table” on page 33 of the 2007 Proxy Statement were issued in connection with the Company’s Restoration Stock Option program. This program was terminated for all employees, effective March 30, 2006.

14.	We note your disclosure regarding restoration stock options at the bottom of page 34. It is unclear whether the restoration stock options are still available to holders of options that were outstanding prior to your termination of the RSO feature (i.e., does the termination apply only to new options grants?). If the RSO feature will continue to be available to holders of options outstanding as of the end of March, 2006, please add disclosure in the third-to-last paragraph on page 28 to disclose, as indicated in the Grants of Plan-Based Awards Table, that restoration stock options will not necessarily be granted on the same schedule as the other stock options granted by the company.

The Company will revise the disclosure in its 2008 proxy materials to confirm that the termination of the Restoration Stock Option feature, effective as of March 30, 2006, applies to all option grants, including options that were issued prior to such date.

Equity Ownership, page 29

15.	You disclose that “typical stock ownership guidelines” recommend that executives own stocks valued between two and five times base salary. Please provide the basis for this statement.

In future proxy materials, the Company will provide a basis for its statement that “typical stock ownership guidelines” recommend that executives own stock valued at between two and five times base salary. These guidelines were provided by the Compensation Committee’s external consultant (Frederic W. Cook & Co.) based on research conducted of general industry practices. The consultant’s research indicates that, for companies that have executive stock ownership guidelines, the median ownership guideline for CEOs is approximately five times base salary and, for the other named executive officers, ownership guidelines are generally two or three times base salary.

Retirement and Other Post-Employment Benefits, page 30

16.	Please revise to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. Refer to Item 402(j)(3) of Regulation S-K.

Please note the cross-reference to page 43 towards the end of this Section and the disclosure contained in the section captioned “Potential Payments Upon Termination or Change-in-Control” on pages 43 through 47 of the Proxy Statement. The Company believes that the disclosure in this section describes and explains how retirement and other post-employment benefit levels are determined under the various circumstances that trigger such payments and benefits. Please also see the Company’s more detailed disclosure regarding payments upon termination and change-in-control in response to comments 25 and 26 below.

Summary Compensation Table, page 32

17.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. McGraw differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

There are no material differences in the compensation policies for Mr. McGraw and the other named executive officers. All of these executives are compensated under the same compensation programs and performance factors. The differences between the amounts of compensation reported for Mr. McGraw and the other named executive officers in the Summary Compensation Table reflect the following: (1) competitive compensation levels for CEOs, in general, are higher than competitive compensation levels for executives who report to CEOs; (2) the Company does not have a chief operating officer; (3) Mr. McGraw is a long-tenured employee and CEO in a company with a strong performance record, financially and in total shareholder return, over a long period of years; (4) Mr. McGraw exercised a large number of stock options during 2006, which triggered a large number of Restoration Stock Options and a correspondingly high non-cash expense under current accounting rules (please see the Outstanding Equity Awards at Fiscal Year-End table on pages 36-37 of the Proxy Statement; as previously noted, the Restoration Stock Option feature was terminated in 2006 and no additional Restoration Stock Options will be issued to Mr. McGraw or any other executives); (5) Mr. McGraw, along with Mr. Bahash, is a grandfathered participant in the Company’s Senior Executive Supplemental Death, Disability & Retirement Benefits Plan (SERP), which has had no additional participants since 1988 (please see pages 40-41 of the Proxy Statement); and (6) Mr. McGraw is eligible for certain executive benefits, not available to the other named executive officers, the incremental cost of which is reported in the Summary Compensation Table on page 32 of the Proxy Statement and described on page 35 of the 2007 Proxy Statement.

Grant of Plan-Based Awards Table, page 33

18.	In the column marked “All Other Option Awards: Number of Securities Underlying Options” you have identified by footnote the restoration stock options issued by the company. Please footnote and provide additional disclosure regarding the issuance of the other options listed in that column. Refer to Instruction 1 to Item 402(d) of Regulation S-K.

The Company will add additional footnote disclosure to the “Grants of Plan-Based Awards Table” in its 2008 proxy materials indicating that all of the other options listed in the “All Other Option Awards: Number of Securities Underlying Options” column represent the annual stock option awards issued under the 2002 Stock Incentive Plan.

19.	Please add footnotes disclosure to confirm that the grant date fair value was calculated in accordance with FAS 123R. Refer to Item 402(d)(2)(viii) of Regulation S-K.

In future proxy materials, the Company will add additional footnote disclosure to the “Grants of Plan-Based Awards Table” indicating that the grant date fair values of all stock and option awards are computed in accordance with FAS 123R.

20.	Your discussion on page 27 suggests that long-term incentive payments target 10% earnings growth and contemplate higher awards for earnings growth up to 15%. Your disclosure also indicates that the threshold for incentive awards is 5% earning growth. Please revise footnote (a) to reflect this threshold.

The Company will revise footnote (a) to the “Grants of Plan-Based Awards Table” in its 2008 proxy materials to indicate that there is no payout for earnings per share growth of 5% or less under the restricted performance share award program.

All Other Compensation Column, page 35

21.	We note that you have aggregated the contributions made by the Company to various savings and retirement plans on behalf of each named executive officer.

To the extent these contributions exceed $25,000 or 10% of the total amounts of perquisites and personal benefits, please separately itemize the contributions to each plan on behalf of each participant. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

The Company believes that the matching and supplemental contributions it makes to various defined contribution savings and retirement plans on behalf of the named executive officers are reportable pursuant to Item 402(c)(2)(ix)(E) of Regulation S-K and are not perquisites or personal benefits in accordance with Instruction 3 to Item 402(c)(2)(ix). As such, these items have been identified and quantified on an aggregate basis. At the Staff’s request, however, the Company would be prepared to separately itemize the contributions it makes to each plan.

Pension Benefits Table, page 39

22.	Please add a footnote explaining the calculation in the column entitled “Present Value of Accumulated Benefit.” Refer to Item 402(h)(2)(iv) of Regulation S-K.

In future proxy materials, the Company will add a footnote to the Pension Benefits Table describing how the present value of the accumulated benefit is calculated. The benefit amounts shown in the Table are actuarial present values of the benefits accumulated through the date shown. The actuarial present value is calculated by estimating the expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at an assumed discount rate (5.9% in the case of the 2007 Proxy Statement), would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. The assumed retirement age for each named executive officer is the earliest age at which the executive could retire without any benefit reduction due to age. The actual benefit present values will vary from these estimates depending on many factors, including an executive’s actual retirement age.

Nonqualified Deferred Compensation Table, page 42

23.	Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table and amounts reported in “Aggregate Balance at Last Fiscal Year End” previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

In future proxy materials, the Company will add footnote disclosure to the “Nonqualified Deferred Compensation Table” quantifying the extent to which amounts reported in the Contributions, Aggregate Earnings and Aggregate Balance columns are reported in the Company’s Summary Compensation Table for the last completed fiscal year or for fiscal years prior thereto. The amounts reported in the Contributions column reflect contributions to the Company’s 401(k) supplement plan and the Company’s profit sharing plan, which are also disclosed under the All Other Compensation column of the Summary Compensation Table (please see response to comment 21 above). The amounts reported under the Aggregate Balance column reflect amounts deferred under the Company’s Key Executive Short-Term Incentive Deferred Compensation Plan, which were previously disclosed under the Bonus column of the Summary Compensation Table for prior years.

Potential Payments Upon Termination or Change-in-Control, page 43

24.	We note the provision in your Senior Executive Severance Plan by which a change of control is deemed to have occurred if a majority of the members of the board on January 28, 1987, or their appointees, no longer make up a majority of the board. Please provide an expanded discussion of the significance of this provision.

In future proxy materials, the Company will provide an expanded discussion concerning the change-in-control provision that is triggered by a change in a majority of the members of the Company’s Board of Directors. These circumstances could arise, for example, as a result of a contested election (or elections) in which shareholders elect a majority of the members of the Board from nominees who are not nominated for election by the incumbent Board.

25.	Please discuss the rationale for providing a single trigger for payments or vesting, as applicable, under the Key Executive Short-Term Incentive Plan, the long-term incentive based awards (restricted performance shares and stock options), and deferred compensation plans. Refer to Item 402(b)(2)(xi) of Regulation S-K.

In future proxy materials, the Company will discuss its rationale for providing a single trigger for the payment of annual incentives under its Key Executive Short-Term Incentive Plan and the vesting of options under its stock option plan. In the case of restricted performance share awards, although earnings per share growth targets are deemed to be met upon a change-in-control, actual payouts under the plan are not made until the maturity date of the applicable award. In the case of annual incentive payments and restricted performance share awards, the Company has adopted this approach because it would be impractical and potentially unfair, following a change-in-control, to continue to measure Company performance based on earnings per share goals that were previously set for an independent, freestanding Company. In the case of the stock option plan, the purpose of accelerated vesting upon a change-in-control is to put employee option holders in the same position as Company shareholders in capturing market value appreciation through the date of the change-in-control.

26.	Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please discuss in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

In future proxy materials, the Company will expand its discussion of the processes and procedures by which it has determined the severance arrangements for its named executive officers. None of these executives is a party to an employment agreement that provides for severance or benefit continuation upon a termination of employment. The severance arrangements applicable to the named executives are governed by either the Company’s Senior Executive Severance Plan or its Executive Severance Plan. These Plans were adopted by the Board in the late 1980’s and have been in place since that time.

The Plans provide for base salary and benefits continuation in the event of a Company-initiated termination or a change-in-control of the Company. The Plans are service-based, so that longer tenured executives receive larger payment amounts. For example, under the Senior Executive Severance Plan, participants with 7.5 years of service or less are provided with one year of base salary while those with 15 or more years of service are eligible for a maximum of two years of base salary.

The Company views its severance plans as part of a human resources program that has been in place for many years. The Company’s severance plans are designed to promote employee loyalty, to provide employees with security and reasonable compensation upon a termination of employment, and to ensure the continued commitment of employees in the event of a potential or actual change-in-control. The existence of the Company’s severance plans does not affect, in any manner, the compensation decisions that are made by the Company for its named executives.

Restricted Performance Shares, page 45

27.	We note the third-to-last sentence in the first paragraph of this section. Please revise to more fully discuss the formula which links the payments trigged by termination other than for cause to the number of months the executive has been employed by the company. Further, please revise footnote (b) to the table entitled “Termination of Employment” to explain the operation of the formula.

In future proxy materials, the Company will more fully discuss the formula that links the number of restricted performance shares payable upon a termination other than for cause to the number of months a named executive officer has been employed by the Company. The pro rata portion of the shares to be earned by the executive is determined (a) first, by multiplying the number of such shares awarded by a fraction, the numerator of which is the number of full months during the performance period that the executive was employed by the Company and the denominator of which is 36 months; (b) second, by measuring the cumulative compound earnings per share growth from the award cycle base year through the maturity date of the award; and (c) by awarding the number of shares determined in (a) based on the degree to which the cumulative compound growth calculated in (b) achieves the cumulative earnings per share goal established for the award, subject to the limits set forth in the goal and payout schedule established for the award.

Director Compensation, page 48

28.	Please add disclosure, where appropriate, to describe the company’s gift matching program.

In future proxy materials, the Company will add footnote disclosure to the “Director Compensation” table describing the Company’s gift matching program. The program is open to active employees and Directors and to retired employees and Directors for up to three years after retirement. Through the program, the Company doubles the contributions made by employees and Directors to eligible higher education, adult reading, financial literacy or arts and cultural organizations. The minimum contribution to an eligible institution that the Company will match per individual is $25 and the maximum total is $3,000 each year.

29.	Please add a footnote to the table to confirm, if true, that the dollar amounts under the heading “Stock Awards” reflect the amount recognized for financial restatement reporting purposes in accordance with FAS 123R. In addition, please disclose by footnote the grant date fair value for each stock award in accordance with FAS 123R. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

In future proxy materials, the Company will add additional disclosure to footnote (a) of the “Director Compensation” table confirming that the dollar amounts in the “Stock Awards” column represent amounts recognized for financial reporting purposes in accordance with FAS 123R.

30.	Please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

In future proxy materials, the Company will add additional disclosure to the “Director Compensation” section identifying the applicable footnote in the Company’s consolidated financial statements where all of the assumptions made in the valuation of stock awards can be found.

Director’s Retirement Plan, page 49

31.	Please revise to clarify the committee fees to which directors are entitled for each year of board service. In addition, please disclose how many board members are covered by this plan which, as disclosed, was amended in 1996 to limit eligibility and benefits.

In future proxy materials, the Company will revise the paragraph under the “Directors’ Retirement Plan” section to remove the reference to Committee fees, which are not payable under this Plan. The Company will further state that only one Board member is covered under this legacy Plan.

*     *     *     *

In responding to the Division’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require any additional information, please contact me at (212) 512-3998.

THE McGRAW-HILL COMPANIES, INC.

By:	/s/ Scott L. Bennett
	Name:	Scott L. Bennett
	Title:	Senior Vice President, Associate General Counsel and Secretary

EXHIBIT A

Companies Participating in the Towers Perrin

2006 U.S. CDB Media Industry

Executive Compensation Database*

AAA of Science	Hearst	Reed Elsevier
AARP	Hearst-Argyle Television	Reuters America
Advance Publications	Houghton Mifflin	Rodale Press
ADVO	Hubbard Broadcasting	Sarkes Tarzian
Allbritton Communications	IAC/InterActive	SAS Institute
American Chemical Society	International Data	Schurz
American Express Publishing	John Wiley & Sons	Seattle Times
Belo	Journal	Sinclair Broadcast Group
Cablevision Systems	Kiplinger	Sirius Satellite Radio
Capital Broadcasting	Knight Ridder	Sony
CBS	Landmark Communications	String Letter Publishing
Cedar Rapids TV	Lincoln Financial Media	Sunbeam Television
Charter Communications	Lions Gate Entertainment	Thomson
Clear Channel Communications	Manship Stations	Time Warner
Comcast Cable Communications	McClatchy	Tribune
Cox Enterprises	McGraw-Hill	Twin Cities Public Television
Discovery Communications	Media General	Univision Communications
Dispatch Broadcast Group	Meredith	Viacom
Dow Jones	Middle East TV/Alhurra	VNU Business Media
E.W. Scripps	Morgan Murphy Stations	Walt Disney
Evening Post Publishing	MSP Communications	Washington Post
Forum Communications	National Geographic Society	Wolters Kluwer US
Fox	NBC Universal	Woodward Communications
Freedom Communications	NCS Pearson	Wray Edwin - KTBS
Gannett	New York Times	Yahoo!
Guideposts	Pearson Education	Young Broadcasting
Harpo	ProQuest
Harris Enterprises	R.R. Donnelley

*	Provided for SEC Staff information only. Not intended for future Proxy Statement disclosure.